

February 17, 2011

Michael R. MacDonald, President
DSW Inc.
810 DSW Drive
Columbus, Ohio 43219

> **Re: DSW, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 24, 2010**
> **Form 8-K**
> **Filed February 8, 2011**
> **File No. 1-32545**

Dear Mr. MacDonald:

We have reviewed your February 2, 2011 supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, Report Date, February 8, 2011

1. We note the statement that exhibits and schedules are omitted pursuant to Item 601(b)(2) of regulation S-K. It is unclear if you have provided a list briefly identifying the contents of all omitted schedules or similar supplements. Please revise or advise.

Please contact Susann Reilly at 202-551-3236 or James Lopez at 202-551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services